FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒         Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (THE UNITED STATES) OR TO ANY U.S. PERSON (AS DEFINED IN REGULATION S OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED) OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY PERSON RESIDENT OR LOCATED IN THE REPUBLIC OF ITALY OR IN ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

National Bank of Greece S.A.

Announcement

Results of the tender offers for the acquisition of covered bonds and hybrid securities

NBG INCREASES ITS CORE TIER 1 CAPITAL BY €302 MILLION

16 January 2012

NATIONAL BANK OF GREECE S.A. ANNOUNCES THE RESULTS OF ITS TENDER OFFERS OUTSIDE THE UNITED STATES FOR THE ACQUISITION OF ANY AND ALL OF ITS FIXED RATE SERIES 3 COVERED BONDS DUE 2016 AND FIVE SERIES OF NON-CUMULATIVE GUARANTEED NON-VOTING PREFERRED SECURITIES ISSUED BY NATIONAL BANK OF GREECE FUNDING LIMITED AND HAVING THE BENEFIT OF A SUBORDINATED GUARANTEE OF NATIONAL BANK OF GREECE S.A.

National Bank of Greece S.A. (“NBG”) announces the results of the voluntary tender offers, announced on 3 January 2012 (the “Offers”), for the acquisition of any and all of the outstanding €1,500,000,000 Fixed Rate Series 3 Covered Bonds due 2016 issued by NBG (ISIN: XS0438753294) (the “Covered Bonds”) and of the €350,000,000 Series A Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities (ISIN: XS0172122904), the €350,000,000 Series B CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities (ISIN: XS0203171755), the US$180,000,000 Series C CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities (ISIN: XS0203173298), the €230,000,000 Series D CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities (ISIN: XS0211489207), and the £375,000,000 Series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities (ISIN: XS0272106351) issued by National Bank of Greece Funding Limited, and having the benefit of a subordinated guarantee from NBG (together, the “Hybrid Securities”, and together with the Covered Bonds, the “Securities”).

Holders of Securities of an aggregate nominal value of €753,287,000  with respect to the Securities denominated in Euro, US$47,507,000  with respect to the Securities denominated in U.S. dollars, and £39,223,000  with respect to the Securities denominated in Sterling validly tendered their Securities in the Offers, resulting in the strengthening of NBG’s core Tier 1 capital by approximately €302 million.

Based upon the aggregate nominal amounts of the Securities validly tendered for purchase pursuant to the Offers, NBG has determined that the final aggregate nominal amount of each series accepted for purchase will be as follows:

Securities	Purchase Price	Aggregate nominal amount accepted for purchase pursuant to the Offers		Aggregate nominal amount not held by NBG after the settlement date (1)
€1,500,000,000 Fixed Rate Series 3 Covered Bonds due 2016	70.0 per cent.		€636,100,000		€857,750,000
€350,000,000 Series A Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities	45.0 per cent.		€52,062,000		€58,274,000
€350,000,000 Series B CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities	45.0 per cent.		€33,956,000		€39,769,000
US$180,000,000 Series C CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities	45.0 per cent.	US$	47,507,000	US$	38,975,000
€230,000,000 Series D CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities	45.0 per cent.		€31,169,000		€36,993,000
£375,000,000 Series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities	45.0 per cent.		£39,223,000		£17,058,000

The settlement date for the purchase by NBG of the Securities that have been validly tendered pursuant to the Offers will be 19 January 2012. Purchases will be funded by existing liquidity reserves of NBG.

BofA Merrill Lynch, Credit Suisse, Deutsche Bank and Morgan Stanley acted as Dealer Managers of the Offers.  Lucid Issuer Services Limited acted as tender agent of the Offers.

Pursuant to the terms and conditions of the Offers, no public tender (as such term is construed in accordance with relevant Greek law) for the acquisition of the Securities was made in Greece. Accordingly, the present announcement does not constitute a public offer to acquire or a solicitation of an offer to sell Securities in Greece.

The Offers were subject to offer and distribution restrictions in, amongst other countries, the United States, the United Kingdom, Italy, the Grand Duchy of Luxembourg, Belgium and France, as more fully set out in the tender offer memorandum relating to the Offers. The distribution of this announcement and the tender offer memorandum in those jurisdictions is restricted by the laws of such jurisdictions.

(1)  For each series, determined as the aggregate nominal outstanding amount of the relevant series less (i) Securities purchased by NBG prior to the commencement of the relevant Offer and (ii) Securities purchased by NBG pursuant to the relevant Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 17th January, 2012

Chief Executive Officer